SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.___)

PACIFIC AIRPORT GROUP
(Name of Subject Company (Issuer))
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.
(Offeror)
a 75.0%-owned subsidiary of
GRUPO MÉXICO, S.A.B. DE C.V.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Shares, without par value, and American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 Series B Shares
(Title of Class of Securities)
026684609 (Series B Shares)
400506101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla
Chief Financial Officer of Grupo México, S.A.B. de C.V.
Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paola Lozano
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            Filing Party:
Form or Registration No.: Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

COMBINED SCHEDULE TO AND AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No.	400506101

1	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		56,100,000 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,100,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,100,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

56,100,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,200,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	400506101

1	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,100,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

56,100,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,100,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Grupo México, S.A.B. de C.V. (“GMéxico”) has announced that its Board of Directors approved the acquisition (directly or indirectly) of more than thirty percent (30%) and up to one hundred percent (100%) of the shares of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or Pacific Airport Group, currently outstanding, excluding treasury shares. In connection with any such transaction, GMéxico will be required to launch a mandatory public tender offer, or OPA, for one hundred percent (100%) of the shares of Pacific Airport Group, currently outstanding, in accordance with Mexican securities laws and any other applicable laws. Below is GMéxico’s press release.
THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS MATERIAL IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SERIES B SHARES (INCLUDING SERIES B SHARES UNDERLYING AMERICAN DEPOSITARY SHARES) OF PACIFIC AIRPORT GROUP. AT THE TIME THE TENDER OFFER IS COMMENCED, GMÉXICO WILL FILE A TENDER OFFER STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). PACIFIC AIRPORT GROUP’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO GMÉXICO AT GRUPO MÉXICO, CAMPOS ELÍSEOS NO. 400, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO CITY, MÉXICO 11000.

Press Release Evento Relevante via EMISNET *For immediate release*
Tender Offer for Shares of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
     México D.F., June 13, 2011. Grupo México, S.A.B. de C.V. (GMéxico) BMV: GMÉXICO informs its shareholders that its Board of Directors resolved today that it is its intention to acquire a percentage of shares of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”) greater than 30%, for which, in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), it shall conduct a tender offer (the “OPA”) to purchase up to one hundred percent (100%) of the shares of GAP currently outstanding.
     Accordingly, GMéxico announces that it plans to offer a purchase price per share of no more than $50.0 pesos per share of GAP (or its equivalent with respect to American Depositary Shares), and has authorized that the payment thereof be made in pesos and in immediately available funds on the date of consummation of the OPA.
     GMéxico also informs that the OPA will be subject, among other things, to: (a) obtaining the necessary governmental authorizations, including authorizations from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Federal Antitrust Commission (Comisión Federal de Competencia); (b) GAP abstaining from placing in the stock market its treasury shares acquired through its share repurchase program; and (c) there being no material adverse change that has a substantial effect on the value of GAP.

     These transactions were approved today by the Board of Directors of GMéxico.
     GAP was incorporated in 1998 as part of the program of the Mexican Federal Government to open the airport system to private investment. Through its subsidiaries, GAP holds 12 concessions to operate, maintain and develop 12 airports in the Central and Pacific regions in Mexico, which service important metropolitan areas (Guadalajara and Tijuana), various tourist destinations (Puerto Vallarta, Los Cabos, La Paz and Manzanillo) and a number of medium-sized cities (Hermosillo, León, Guanajuato, Silao, Morelia, Aguascalientes, Mexicali and Los Mochis). The airports that GAP operates are located in 9 of the 31 Mexican States and are all designated as international airports under Mexican law. The quarterly financial statements for 2009, 2010 and the first quarter of 2011, as well as the 2009 annual report of GAP can be found at: http://www.aeropuertosgap.com.mx/Inversionistas/Informacion-financiera.html.
     GMéxico is hopeful that in due course, pursuant to the rules of the Mexican stock market, the Board of Directors of GAP, after reviewing GMéxico’s offer, would recommend to its shareholders that they sell their shares and that, in accordance with the Mexican Securities Market Law, the Board of Directors and the relevant shareholders of GAP will abstain from taking any action with the intention of impeding the OPA.
     Once the offer concludes, it is the intention of GMéxico that GAP will continue with the agreements that it has entered into with its strategic partner, Aeropuertos Mexicanos del Pacífico, S.A. de C.V., for the operation of its airports.
     GMéxico is hopeful that the tender offer will be successful, however, in the event that a percentage equal to or greater than 51% is not obtained, it will analyze whether to continue with a stock purchase program or to liquidate its investment in the capital stock of GAP.
About Grupo México
Grupo México is a controlling company of (i) Americas Mining Corporation, a controlling North American company which owns of 80% of Southern Copper Corporation, a company that focuses on the mining operations of the group in México and Perú, and 100% of Asarco LLC, a company that focuses on the mining operations of the group in the United States; (ii) Infraestructura y Transportes México, S.A. de C.V., a company that focuses on the rail and intermodal transport operations of the group; and (iii) México Proyectos y Desarrollos, S.A. de C.V., a company that focuses on the construction operations of the group.
Disclaimer. Limitation on responsibility.
This evento relevante contains certain forecasts and projections that reflect the current beliefs or expectations of Grupo México and its management with respect to its performance, business and future events. Words such as “foresees,” “believes,” “anticipates,” “plans,” “expects,” “purports,” “goals,” “estimates,” “projections,” “predictions,” “forecasts,” “guidance,” “should” and other similar expressions, as well as their respective conjugations, among others, are used to identify forecasts and projections. Such statements are subject to certain risks, unforeseen and foreseen. Grupo México warns that a number of important factors could cause actual results to materially differ from the plans, objectives, expectations, estimates and intentions expressed in this evento relevante. Grupo México does not assume, and expressly disclaims, any intention or obligation to update or modify any forecast or projection that could result from new information, future events or any other cause.
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